# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICL Group Ltd., CIK 0000941221
CUSIP: M53213100
Title of class of securities: Ordinary Shares, par value NIS 1.00 per share
Address of issuer's principal executive offices: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, Israel (L3), 61202
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-21-000856
Filed by CIK 0001429390

## Reporting persons
- Harel Insurance Investments & Financial Services Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 54,373,585; sole dispositive power 0; shared dispositive power 56,619,519; aggregate amount beneficially owned 56,619,519 (4.4% of the class)
  Comment: With regard to Rows (6), (8) and (9), please see Item 4.
  Row (11) is based on 1,290,672,524 Ordinary Shares issued and outstanding as of July 1, 2025 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on July 17, 2025).

## Item 1. Issuer
Name of issuer: ICL Group Ltd.
Address of issuer's principal executive offices: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, Israel, 61202

## Item 2. Person Filing
Name of person filing: Harel Insurance Investments & Financial Services Ltd.
Address of principal business office or, if none, residence: 3 Aba Hillel Street, Ramat Gan 52118, Israel
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Of the 56,619,519 Ordinary Shares reported in this Statement as beneficially owned by the Reporting Person, (i) 54,331,937 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, (ii) 2,245,934 Ordinary Shares are held by third-party client accounts managed by a subsidiary of the Reporting Person as portfolio managers, which subsidiary operates under independent management and makes independent investment decisions and has no voting power in the securities held in such client accounts, and (iii) 41,648 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by the Reporting Person that it is the beneficial owner of more than 41,648 Ordinary Shares covered by this Statement.
Percent of class: See Row (11) of the cover page of the Reporting Person above.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: See Row (6) of the cover page of the Reporting Person above and note in Item 4 above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: See Row (8) of the cover page of the Reporting Person above and note in Item 4 above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Harel Insurance Investments & Financial Services Ltd: /s/ Alon Kaufman, Alon Kaufman/Vice President (02/09/2026)